UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _)*

Wheeler Real Estate Investment Trust, Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

963025705

(CUSIP Number)

August 13, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 963025705

1	NAMES OF REPORTING PERSONS
MAGNETAR FINANCIAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER
		0
NUMBER OF
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		1,761,839
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		1,761,839

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,761,839
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.4% (a)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA, OO

(a)            This percentage is calculated (pursuant to Rule 13d-3(d)(1)(i)) using a figure of 11,474,825 shares of the Issuer’s Common Stock, which includes (i) 9,712,986 shares of Common Stock outstanding on August 3, 2021 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2021, (ii) an assumed hypothetical (cash) exercise in full of Warrants (as described in Item 2(a) of this Schedule 13G) to purchase an aggregate of 998,547 shares of Common Stock, which Warrants the Issuer issued on March 12, 2021 to the Magnetar Vehicles identified in Item 2(a) hereof, (iii) an assumed hypothetical conversion in full on that date of Notes (as described in Item 2(a) hereof) into 347,292 shares of Common Stock, which Notes the Issuer issued on August 13, 2021 to the Magnetar Vehicles identified in Item 2(a) hereof and which Notes are convertible into shares of Common Stock as described in Item 2(a) hereof, and (iv) an assumed hypothetical exercise of a Purchase Right (as described in Item 2(a) hereof and applying the allocation assumption stated therein) to purchase additional Notes, followed by a conversion in full of the Notes received upon that exercise into 416,000 shares of Common Stock, which Purchase Right the Issuer offered on August 19, 2021 to the Magnetar Vehicles identified in Item 2(a) hereof. Such Warrants, Notes and Purchase Right are beneficially held by the Reporting Person.

CUSIP No. 963025705

1	NAMES OF REPORTING PERSONS
MAGNETAR CAPITAL PARTNERS LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER
		0
NUMBER OF
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		1,761,839
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		1,761,839

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,761,839
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.4% (a)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, PN

(a)            This percentage is calculated (pursuant to Rule 13d-3(d)(1)(i)) using a figure of 11,474,825 shares of the Issuer’s Common Stock, which includes (i) 9,712,986 shares of Common Stock outstanding on August 3, 2021 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2021, (ii) an assumed hypothetical (cash) exercise in full of Warrants (as described in Item 2(a) of this Schedule 13G) to purchase an aggregate of 998,547 shares of Common Stock, which Warrants the Issuer issued on March 12, 2021 to the Magnetar Vehicles identified in Item 2(a) hereof, (iii) an assumed hypothetical conversion in full on that date of Notes (as described in Item 2(a) hereof) into 347,292 shares of Common Stock, which Notes the Issuer issued on August 13, 2021 to the Magnetar Vehicles identified in Item 2(a) hereof and which Notes are convertible into shares of Common Stock as described in Item 2(a) hereof, and (iv) an assumed hypothetical exercise of a Purchase Right (as described in Item 2(a) hereof and applying the allocation assumption stated therein) to purchase additional Notes, followed by a conversion in full of the Notes received upon that exercise into 416,000 shares of Common Stock, which Purchase Right the Issuer offered on August 19, 2021 to the Magnetar Vehicles identified in Item 2(a) hereof. Such Warrants, Notes and Purchase Right are beneficially held by the Reporting Person.

CUSIP No. 963025705

1	NAMES OF REPORTING PERSONS
SUPERNOVA MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	5	SOLE VOTING POWER
		0
NUMBER OF
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		1,761,839
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		1,761,839

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,761,839
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.4% (a)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, OO

(a)            This percentage is calculated (pursuant to Rule 13d-3(d)(1)(i)) using a figure of 11,474,825 shares of the Issuer’s Common Stock, which includes (i) 9,712,986 shares of Common Stock outstanding on August 3, 2021 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2021, (ii) an assumed hypothetical (cash) exercise in full of Warrants (as described in Item 2(a) of this Schedule 13G) to purchase an aggregate of 998,547 shares of Common Stock, which Warrants the Issuer issued on March 12, 2021 to the Magnetar Vehicles identified in Item 2(a) hereof, (iii) an assumed hypothetical conversion in full on that date of Notes (as described in Item 2(a) hereof) into 347,292 shares of Common Stock, which Notes the Issuer issued on August 13, 2021 to the Magnetar Vehicles identified in Item 2(a) hereof and which Notes are convertible into shares of Common Stock as described in Item 2(a) hereof, and (iv) an assumed hypothetical exercise of a Purchase Right (as described in Item 2(a) hereof and applying the allocation assumption stated therein) to purchase additional Notes, followed by a conversion in full of the Notes received upon that exercise into 416,000 shares of Common Stock, which Purchase Right the Issuer offered on August 19, 2021 to the Magnetar Vehicles identified in Item 2(a) hereof. Such Warrants, Notes and Purchase Right are beneficially held by the Reporting Person.

CUSIP No. 963025705

1	NAMES OF REPORTING PERSONS
ALEC N. LITOWITZ
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	5	SOLE VOTING POWER
		0
NUMBER OF
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		1,761,839
OWNED BY
EACH	7	SOLE DISPOSITIVE POWER
REPORTING		0
PERSON
WITH:	8	SHARED DISPOSITIVE POWER
		1,761,839

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,761,839
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

15.4% (a)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC, IN

(a)            This percentage is calculated (pursuant to Rule 13d-3(d)(1)(i)) using a figure of 11,474,825 shares of the Issuer’s Common Stock, which includes (i) 9,712,986 shares of Common Stock outstanding on August 3, 2021 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2021, (ii) an assumed hypothetical (cash) exercise in full of Warrants (as described in Item 2(a) of this Schedule 13G) to purchase an aggregate of 998,547 shares of Common Stock, which Warrants the Issuer issued on March 12, 2021 to the Magnetar Vehicles identified in Item 2(a) hereof, (iii) an assumed hypothetical conversion in full on that date of Notes (as described in Item 2(a) hereof) into 347,292 shares of Common Stock, which Notes the Issuer issued on August 13, 2021 to the Magnetar Vehicles identified in Item 2(a) hereof and which Notes are convertible into shares of Common Stock as described in Item 2(a) hereof, and (iv) an assumed hypothetical exercise of a Purchase Right (as described in Item 2(a) hereof and applying the allocation assumption stated therein) to purchase additional Notes, followed by a conversion in full of the Notes received upon that exercise into 416,000 shares of Common Stock, which Purchase Right the Issuer offered on August 19, 2021 to the Magnetar Vehicles identified in Item 2(a) hereof. Such Warrants, Notes and Purchase Right are beneficially held by the Reporting Person.

SCHEDULE 13G

Item 1(a)	Name of Issuer.

Wheeler Real Estate Investment Trust, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices.

2529 Virginia Beach Boulevard, Virginia Beach, Virginia 23452

Item 2(a)	Name of Person Filing.

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Magnetar Financial LLC (“Magnetar Financial”);
ii)	Magnetar Capital Partners LP (“Magnetar Capital Partners”);
iii)	Supernova Management LLC (“Supernova Management”); and
iv)	Alec N. Litowitz (“Mr. Litowitz”).

This statement relates to the shares of Common Stock, par value $0.01 per share (“Common Stock”), of the Issuer issuable upon (a) the potential exercise of Common Stock Purchase Warrants held by the Magnetar Vehicles (as defined below) to purchase in the aggregate up to 998,547 shares of Common Stock, as follows: (i) warrants to purchase up to 479,847 shares of Common Stock at an exercise price of $3.430 per share (the “Tranche A Warrants”); (ii) warrants to purchase up to 399,000 shares of Common Stock at an exercise price of $4.125 per share (the “Tranche B Warrants”); and (iii) warrants to purchase up to 119,700 shares of Common Stock at an exercise price of $6.875 per share (the “Tranche C Warrants” and, collectively with the Tranche A Warrants and Tranche B Warrants, the “Warrants”); (b) the potential conversion of up to an aggregate principal amount of $2,170,575 of the Issuer’s 7.00% Senior Subordinated Convertible Notes Due 2031 (the “Notes”) into up to 347,292 shares of Common Stock (applying the conversion price and other assumptions stated in the following paragraph); and (c) the potential exercise of a right to purchase up to $3.0 million in additional Notes (the “Purchase Right”) (assuming for purposes of the figures in this Schedule 13G that $2.6 million of that Purchase Right is allocated to the Magnetar Vehicles (and that they then allocate that $2.6 million portion of the Purchase Right amongst themselves based on their current relative ownership of the Notes) and that $400,000 of it is allocated to an investor unaffiliated with the Magnetar Vehicles) followed by a potential conversion of the Notes received upon that exercise into up to 416,000 shares of Common Stock.

The Notes are convertible, in whole or in part, at the election of the holder of the Notes, at any time into shares of Common Stock at a conversion price of $6.25 per share (four shares for each $25.00 of principal amount of Notes being converted), and the Reporting Persons have used this conversion price for purposes of the figures reported in this Schedule 13G. But, if at any time after September 21, 2023 holders of the Issuer’s 8.75% Series D Cumulative Convertible Preferred Stock (the “Series D Preferred Stock”) have required the Issuer to redeem (payable in cash or stock) in the aggregate at least 100,000 shares of Series D Preferred Stock, then the conversion price will be adjusted to the lower of (i) a 45% discount to the conversion price and (ii) a 45% discount to the lowest price at which any holder of Series D Preferred Stock converted into shares of Common Stock. The Notes bear interest at the rate of 7% per annum. Interest on the Notes may be payable, at the Issuer’s election, in cash, in shares of the Issuer’s 9% Series B Preferred Stock (the “Series B Preferred Stock”) or in shares of Series D Preferred Stock, in each case as set forth in the Notes, which Series B Preferred Stock and Series D Preferred Stock are both in turn convertible into shares of Common Stock at the option of the holder thereof at any time. For purposes of the figures reported in this Schedule 13G, the Reporting Persons have assumed that all such interest will be paid in cash.

The foregoing Warrants, Notes and Purchase Right are held by Magnetar Structured Credit Fund, LP (“Structured Credit Fund”) and Magnetar Longhorn Fund LP (“Longhorn Fund”), both Delaware limited partnerships; and Magnetar Lake Credit Fund LLC (“Lake Credit Fund”), Purpose Alternative Credit Fund – F LLC (“Alternative Fund F”) and Purpose Alternative Credit Fund – T LLC (“Alternative Fund T”), all Delaware limited liability companies. In this Schedule 13G, we refer to the foregoing holders collectively as the “Magnetar Vehicles”.

Magnetar Financial serves as (i) the investment manager to Longhorn Fund, Alternative Fund F and Alternative Fund T, (ii) general partner of Structured Credit Fund and (iii) manager of Lake Credit Fund. As such, Magnetar Financial exercises voting and investment power over the Magnetar Vehicles.

Magnetar Capital Partners is the sole member and parent holding company of Magnetar Financial.

Supernova Management is the general partner of Magnetar Capital Partners.

The manager of Supernova Management is Mr. Litowitz.

Item 2(b)	Address of Principal Business Office.

The address of the principal business office of each of Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

Item 2(c)	Citizenship.

i)	Magnetar Financial is a Delaware limited liability company;
ii)	Magnetar Capital Partners is a Delaware limited partnership;
iii)	Supernova Management is a Delaware limited liability company; and
iv)	Mr. Litowitz is a citizen of the United States of America.

Item 2(d)	Title of Class of Securities.

Common Stock, $0.01 par value per share

Item 2(e)	CUSIP Number.

963025705

Item 3	Reporting Person.

(e)  ☒ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E)

(g)  ☒ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G)

Item 4	Ownership.

Item 4(a)	Amount Beneficially Owned:

As of the date of filing of this Schedule 13G, the Magnetar Vehicles hold (in the aggregate) (a) Warrants to purchase up to 998,547 shares of Common Stock, consisting of the Tranche A Warrants, Tranche B Warrants and Tranche C Warrants (each with different exercise prices per share as set forth in Item 2(a) hereof), (b) Notes convertible into up to 347,292 shares of Common Stock and (c) a Purchase Right to purchase up to $2.6 million in additional Notes that are in turn convertible into up to 416,000 shares of Common Stock, each as outlined (and applying the assumptions) in Item 2(a) above.

The Warrants, Notes and Purchase Right represent the Magnetar Vehicles’ right to acquire up to 15.4% of the total number of shares of Common Stock. This percentage is calculated (pursuant to Rule 13d-3(d)(1)(i)) using a figure of 11,474,825 shares of the Issuer’s Common Stock, which includes (i) 9,712,986 shares of Common Stock outstanding on August 3, 2021 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2021, (ii) an assumed hypothetical (cash) exercise in full of Warrants to purchase an aggregate of 998,547 shares of Common Stock, which Warrants the Issuer issued on March 12, 2021 to the Magnetar Vehicles, (iii) an assumed hypothetical conversion in full on that date of Notes into 347,292 shares of Common Stock, which Notes the Issuer issued on August 13, 2021 to the Magnetar Vehicles and which Notes are convertible into shares of Common Stock, and (iv) an assumed hypothetical exercise of the Purchase Right (applying the allocation assumption stated in Item 2(a) hereof), followed by a conversion in full of the Notes received upon that exercise into 416,000 shares of Common Stock, which Purchase Right the Issuer offered on August 19, 2021 to the Magnetar Vehicles.

The Warrants, Notes and Purchase Right held by the Magnetar Vehicles consist of:

(A)	Tranche A Warrants held by Structured Credit Fund to purchase up to 134,213 shares of Common Stock;

(B)	Tranche A Warrants held by Longhorn Fund to purchase up to 20,921 shares of Common Stock;

(C)	Tranche A Warrants held by Alternative Fund F to purchase up to 135,221 shares of Common Stock;

(D)	Tranche A Warrants held by Alternative Fund T to purchase up to 45,154 shares of Common Stock;

(E)	Tranche A Warrants held by Lake Credit Fund to purchase up to 144,338 shares of Common Stock;

(F)	Tranche B Warrants held by Structured Credit Fund to purchase up to 111,600 shares of Common Stock;

(G)	Tranche B Warrants held by Longhorn Fund to purchase up to 17,396 shares of Common Stock;

(H)	Tranche B Warrants held by Alternative Fund F to purchase up to 112,438 shares of Common Stock;

(I)	Tranche B Warrants held by Alternative Fund T to purchase up to 37,546 shares of Common Stock;

(J)	Tranche B Warrants held by Lake Credit Fund to purchase up to 120,020 shares of Common Stock;

(K)	Tranche C Warrants held by Structured Credit Fund to purchase up to 33,480 shares of Common Stock;

(L)	Tranche C Warrants held by Longhorn Fund to purchase up to 5,219 shares of Common Stock;

(M)	Tranche C Warrants Alternative Fund F to purchase up to 33,731 shares of Common Stock;

(N)	Tranche C Warrants held by Alternative Fund T to purchase up to 11,264 shares of Common Stock;

(O)	Tranche C Warrants held by Lake Credit Fund to purchase up to 36,006 shares of Common Stock.

(P)	Notes held by Structured Credit Fund convertible into up to 97,136 shares of Common Stock;

(Q)	Notes held by Longhorn Fund convertible into up to 15,156 shares of Common Stock;

(R)	Notes held by Alternative Fund F convertible into up to 97,836 shares of Common Stock;

(S)	Notes held by Alternative Fund T convertible into up to 32,696 shares of Common Stock;

(T)	Notes held by Lake Credit Fund convertible into up to 104,468 shares of Common Stock;

(U)	Purchase Right held by Structured Credit Fund to acquire up to $727,200 aggregate principal amount of Notes, which Notes are in turn convertible into up to 116,352 shares of Common Stock;

(V)	Purchase Right held by Longhorn Fund to acquire up to $113,450 aggregate principal amount of Notes, which Notes are in turn convertible into up to 18,152 shares of Common Stock;

(W)	Purchase Right held by Alternative Fund F to acquire up to $732,475 aggregate principal amount of Notes, which Notes are in turn convertible into up to 117,196 shares of Common Stock;

(X)	Purchase Right held by Alternative Fund T to acquire up to $244,775 aggregate principal amount of Notes, which Notes are in turn convertible into up to 39,164 shares of Common Stock; and

(Y)	Purchase Right held by Lake Credit Fund to acquire up to $782,100 aggregate principal amount of Notes, which Notes are in turn convertible into up to 125,136 shares of Common Stock.

Item 4(b)	Percent of Class:

As of the filing date of this Schedule 13G, each of the Reporting Persons is deemed to be the beneficial owner of up to 15.4% of the total number of shares of Common Stock. This percentage is calculated as stated in Item 4(a) hereof.

Item4(c)	Number of Shares of which such person has:

Magnetar Financial, Magnetar Capital Partners, Supernova Management and Mr. Litowitz:

(i)	Sole power to vote or to direct the vote:	0
(ii)	Shared power to vote or to direct the vote:	1,761,839
(iii)	Sole power to dispose or to direct the disposition of:	0
(iv)	Shared power to dispose or to direct the disposition of:	1,761,839

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company or Control Person.

Magnetar Financial is an investment adviser registered under Section 203 of the Investment Advisors Act of 1940 and serves as (i) the investment manager to Longhorn Fund, Alternative Fund F and Alternative Fund T, (ii) general partner of Structured Credit Fund and (iii) manager of Lake Credit Fund. As such, Magnetar Financial exercises voting and investment power over the Magnetar Vehicles.

Magnetar Capital Partners is the sole member and parent holding company of Magnetar Financial.

Supernova Management is the general partner of Magnetar Capital Partners.

The manager of Supernova Management is Mr. Litowitz.

Item 8	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10	Certification.

By signing below the Reporting Persons certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2021	magnetar financial llc

	By:	Magnetar Capital Partners LP, its Sole Member

	By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC, the General Partner of Magnetar Capital Partners LP

Date: September 10, 2021	magnetar capital partners LP

	By:	Supernova Management LLC, its General Partner

	By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager of Supernova Management LLC

Date: September 10, 2021	supernova management llc

	By:	/s/ Alec N. Litowitz
	Name:	Alec N. Litowitz
	Title:	Manager

Date: September 10, 2021	/s/ Alec N. Litowitz
Alec N. Litowitz

EXHIBIT INDEX

Ex.
A	Joint Filing Agreement, dated August 23, 2021, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Form 3 filed by the Reporting Persons with the SEC on August 23, 2021 with respect to the Issuer).